UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934 (Amendment No. )*

Perfect Corp.
(Name of Issuer)

Class A Ordinary Shares, par value $0.10 per share
(Title of Class of Securities)

G7006A109
(CUSIP Number)

December 31, 2023
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS Perfect AA Corp.(1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 4,318,337(2)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 4,318,337(3)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,318,337
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.1%.(4)
12	TYPE OF REPORTING PERSON CO

(1)	Perfect AA Corp. (“Perfect AA”) is a British Virgin Islands company that holds Class A ordinary shares of the Issuer on behalf of employees who have exercised their stock options (the “ESOP Participants”).
(2)	Represents 4,318,337 Class A ordinary shares held on behalf of the ESOP Participants. These shares are voted in accordance with the instructions of the individual ESOP Participants on all matters requiring the vote of shareholders of the Issuer.
(3)	Any decision to sell shares allocated to the account of an ESOP Participant is made and executed by the ESOP Participant themselves, through their individual sub-account under Perfect AA’s main account, which is established with a broker.
(4)	The percentage used in this Schedule 13G is calculated based on 85,059,953 Class A ordinary shares of the Issuer issued and outstanding as reported on the Issuer’s press release dated December 28, 2023 and filed with the Securities and Exchange Commission (“SEC”) as Exhibit (a)(5)(C) to the Issuer’s Amendment No. 4 to the Schedule TO-I filed on December 28, 2023.

Explanatory Note

This Schedule 13G operates as an amendment to the Schedule 13D filed by the Reporting Person with respect to Perfect Corp. on February 13, 2023 (the “Prior Schedule 13D”). The Reporting Person affirms that (i) it has never held and does not plan to hold any Class A ordinary shares of the Issuer for the purpose of or with the effect of changing or influencing the control of the Issuer; and (ii) it has always been eligible for filing Schedule 13G in lieu of Schedule 13D under Rule 13d-1(d). Accordingly, this Schedule 13G is being filed to replace the Prior Schedule 13D in its entirety.

ITEM 1(a).	NAME OF ISSUER:

Perfect Corp.

ITEM 1(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

14F, No. 98 Minquan Road

Xindian District

New Taipei City 231

Taiwan

ITEM 2(a).	NAME OF PERSON FILING:

Perfect AA Corp.

ITEM 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR, IF NONE, RESIDENCE:

Perfect AA Corp.

Sea Meadow House, Blackburne Highway, (P.O. Box 116)

Road Town, Tortola

British Virgin Islands

ITEM 2(c).	CITIZENSHIP:

Perfect AA Corp. – British Virgin Islands

ITEM 2(d).	TITLE OF CLASS OF SECURITIES:

Class A ordinary shares, par value $0.10 per share

ITEM 2(e).	CUSIP NO.:

G7006A109

ITEM 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the persons filing is a:

Not applicable

ITEM 4.	OWNERSHIP

(a)	The information required by Item 4(a) is set forth in Row (9) of the cover page for the Reporting Person and is incorporated herein by reference.
(b)	The information required by Item 4(a) is set forth in Row (11) of the cover page for the Reporting Person and is incorporated herein by reference.

(c)	The information required by Item 4(c) is set forth in Rows (5)-(8) of the cover page for the Reporting Person and is incorporated herein by reference.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not applicable

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

Not applicable

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not applicable

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP

Not applicable

ITEM 10.	CERTIFICATIONS

Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 2, 2024

Perfect AA Corp.	By:	/s/ Liang-Chu Sun

Name: Liang-Chu Sun
Title: Director